Sara Lee Corporation

Law Department

3500 Lacey Road

Downers Grove, IL 60515

(630) 598-6000

May 8, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: James Giugliano

Re:	Sara Lee Corporation (Commission File No. 001-03344)
Form 10-K for Fiscal Year Ended June 28, 2008
Filed August 27, 2008
Form 10-Q for Fiscal Quarter Ended December 27, 2008
Filed February 4, 2009

Dear James:

This is to confirm that Sara Lee Corporation, a Maryland corporation, is in receipt of the letter dated April 29, 2009 containing comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the filings of Sara Lee listed above. Pursuant to our conversation, Sara Lee plans to submit a written response to each of the staff’s comments no later than May 29, 2009.

If you have any questions regarding this matter or desire additional information, please feel free to contact me at (630) 598-8564 or via email at helen.kaminski@saralee.com.

Very truly yours,

/s/ Helen N. Kaminski
Assistant General Counsel, Corporate & Securities

Cc: Thomas S. Shilen, Jr.